FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of April 2013

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Registrant's Immediate Release filed with the Israeli Securities Authority on April 25, 2013

Tel Aviv, April 25, 2013 – As detailed in its announcements on September 27, 2011, November 9, 2011, and April 24, 2012, Elron Electronic Industries Ltd. (TASE: ELRN) ("Elron") entered into an agreement with Silicon Valley Bank ("SVB") on November 9, 2011 to receive a credit line in the amount of $30 million until May 9, 2013, of which Elron has utilized $5 million (the "Existing Credit Line").

In order to ensure and diversify additional sources of financing towards continued investing in Elron's group companies and in new companies and to finance its ongoing operations, and due to the partial utilization of the Existing Credit Line which is about to expire, Elron and SVB entered into a credit line extension agreement on April 25, 2013, at the terms detailed below (the "Credit Line Extension Agreement"):

Credit Amount-	$25 million.
Draw Period-	$10 million will be available from the signing of the agreement until December 31, 2013. An additional $15 million will be available from the signing of the agreement until October 30, 2014.
Repayment date-	24 months after each respective draw.
Prepayment-	Elron will be entitled to make prepayment without any cost at any time.
Repayment upon Exit Transaction-
If Elron receives aggregate proceeds greater than $30 million from the sale of a group company ("Exit Transaction"), SVB will have the right to demand repayment in an amount equal to 50% of the proceeds received in cash (not exceeding the amount of the outstanding debt).

Dividend Distribution-
If Elron distributes a dividend, SVB will have the right to demand repayment in an amount equal to 100% of the dividend (not exceeding the amount of the outstanding debt).
Notwithstanding, should prepayment be made following an Exit Transaction or at Elron's initiative, SVB will not have the right to additional prepayment in the event Elron distributes a dividend up to the amount that was prepaid.

Interest-	Wall Street Journal Prime rate plus 1.75% per annum.

Unused Line Fee-	0.5% per annum of the unused portion of the credit amount.
Collateral-
At the time the credit line is actually utilized, Elron will pledge shares directly held by it in Given Imaging Ltd. ("Given Imaging") in an amount equal to maintain a 3.25 ratio of the market value of the pledged shares (based on their trailing 5-day average closing price prior to the computation date) to the amount of credit utilized. Should the coverage ratio of the market value of the pledged shares to the credit amount utilized decrease below 3, then Elron shall either pledge additional Given Imaging shares or repay a portion of the credit utilized in order to maintain a coverage ratio of 3.25, or provide alternative collateral acceptable to SVB.
Given Imaging is approximately 30.2% held by Elron, including an approximately 21.7% direct holding and an approximately 8.5% holding through RDC – Rafael Development Corporation Ltd., 50.1% held by Elron.
As of the date of this report, Elron has pledged 1,130,000 shares of Given Imaging in favor of SVB pursuant to the terms of the Existing Credit Line, representing, as of March 31, 2013, approximately 3.6% of Given Imaging's outstanding shares.
As of the date of this report, the coverage ratio is 4.57.

As of December 31, 2012, Elron had non-consolidated cash and cash equivalents in the amount of approximately $25 million and an outstanding debt to SVB in the amount of $4 million in respect of the Existing Credit Line. The terms of the Existing Credit Line continue to apply to the outstanding debt, and are detailed in Note 11 to Elron's consolidated financial statements as of December 31, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  April 25, 2013